UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  January 2007                                      File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1. News Release dated January 3, 2007

2. Revised Notice of Meeting and Record Date

3. News Release dated January 11, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: January 16, 2007	Signed: /s/ Joanne Freeze Joanne Freeze, Director

DNT: TSX

NEWS RELEASE

REX: TSX-V CANDENTE – OREX MOBILIZE SECOND DRILL TO PAMEL PROPERTY, CENTRAL PERU

Vancouver, British Columbia, January 3rd, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) and Orex Ventures Inc. (REX-V) are pleased to announce that a second drill has been mobilized to the Pamel Property in Central Peru.

Four holes have been completed to date and assays have been received for the first two holes. The first two holes contain minor anomalous gold levels within intrusive breccias. Drilling has been slow due to fractured rock and the amount of silica being intersected in the holes especially the most recent holes. The style of silica, as well as alteration minerals being intersected are typical of high sulphidation systems such as those at the Yanacocha, Pierina and Alto Chicama gold deposits in Peru.

Drill holes five and six are now in progress and a total of 1313 metres have been drilled to date. Approximately 3,000 metres (m) (9840 feet) are planned to be drilled in 8 to 12 holes. Diamond drilling is being carried out by MDH S.A.C. of Lima, Peru. HQ size core is being recovered to about 150m depth and NQ size core below that. The drills being used are a Longyear 38 and a LF70 which are expected to be able to core to depths of 350 to 400 meters (m).

Drilling is being focused on an extensive high sulphidation style gold-silver target. This target comprises a highly resistive body with features typical of massive silica which has been delineated over a length of 2 kilometres (km) and a width of up to 500 metres (m) by an Induced Polarization (IP) and Resistivity survey. Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony in soils occur with or near the resistive body and continue for approximately 1 km to the north-east. The elements mentioned above are typical of high sulphidation gold-silver systems and the coincidence of them with the resistive body indicate that they are related (See News Release 171 dated July 11th, 2006). The drilling at Pamel is proceeding in a systematic pattern to test all areas of the resistivity anomaly.

All results, maps and photos can be viewed at: http://www.candente.com/s/PeruProjects_Pamel.asp.

All samples are being collected by Candente’s Peruvian geologists in accordance with industry standards and are submitted to Actlabs in Lima, Peru. Gold analyses will be carried out by fire assay with an Atomic Absorption (AA) finish in Actlabs laboratory in Lima. An additional 35 elements will be analyzed using Inductively Coupled Plasma (ICP) in Actlabs laboratory in Ontario, Canada. Robert van Egmond, P.Geo., Senior Geologist is one of the Qualified Persons as defined by NI 43-101 for the project and has read and approved the contents of this release.

Orex has the right to earn a 51% interest in the property (See News Release 146 dated November 28th, 2005.)

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

Orex is a junior mineral exploration company, comprised of highly qualified mining professionals with a current focus on the exploration of prospective gold properties in Peru. Management is actively engaged in the acquisition of new properties in South America.

Joanne Freeze, P. Geo.

Gary Cope

President & CEO

President & CEO

Candente Resource Corp.

Orex Ventures Inc.

Release No. 190

For further information from Candente, please contact Kelly Gray at: (604) 689-1957 or toll free 1-877-689-1964 info@candente.com

www.candente.com.

For further information from Orex, please contact Investor Relations at: (604) 684-4691 info@orexgold.com

www.orexgold.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may difer materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may difer materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

January 11, 2007

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

**REVISED**

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: CANDENTE RESOURCE CORP.
Meeting Type:	Special Meeting
ISIN:	CA13739Y1060
Meeting Date:	March 9, 2007 (REVISED)
Record Date for Notice:	January 8, 2007
Record Date for Voting:	January 8, 2007
Beneficial Ownership Determination Date:	January 8, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

“Heather Plume”

Heather Plume

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities – NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities – YT
cc: Ontario Securities Commission	cc: Nunavut
cc: Toronto Stock Exchange	cc: CDS Inc.
G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7770DNT_1.pdf

DEEPER DRILLING SHOWS SUBSTANTIAL VERTICAL EXPANSION TO DEPOSIT AT CAMARIACO NORTE, PERU

Vancouver, British Columbia, January 11th, 2007. Candente Resource Corp. (DNT:TSX) is pleased to report that an additional 13 holes have intersected strong copper (Cu) mineralization to the bottom of each of the holes at Canariaco Norte in Northern Peru. Three of these holes show the copper mineralization extending to depths of greater than 500 meters (m) and one of them to 594 m. These intersections have nearly doubled the known vertical extent to the copper mineralization and the deposit is showing no signs of weakening at depth.

Results have been received for holes 06-059 to 06-070 and 06-072. Highlights include hole 06-072 which intersected 453 m of 0.55% Cu, including 117 m of 0.65% Cu and an additional 31 m of 0.98% Cu and hole 06-069 which intersected 543 m of 0.48% Cu, including 263 m of 0.60% Cu.

All drilling to date indicates that the ultimate size of the deposit will be much larger than the inferred resource of 489 million tonnes grading 0.45% Cu (4.8 Billion pounds of Cu) estimated in April 3r, 2006 (New Release 160). This estimate was based on an initial 36 holes, and an average vertical depth of 320 metres. Since that time an additional 46 holes have been drilled by Candente for a total of 26,019 metres in 82 holes. Assays are pending for the latest 11 holes.

Engineering studies to identify the best Starter Pit are nearing completion. Infill drilling is in progress to upgrade the resource, especially in the Starter area, to the measured category.

A third more powerful drill has been ordered as the two drills on site have not been capable of testing depths beyond 594 m.

Summary of Highlights from Drill Hole Assay Data

Hole No.	From	To	Interval		Copper Grade
	(m)	(m)	Meters	Feet	(%)
06-059	36	305*	269	882	0.51
includes	256	268	12	39	1.19
06-060	20	274*	254	833	0.48
includes	46	95	49	161	0.87
06-061	40	512*	472	1548	0.44
includes	40	85	45	148	0.64
06-062	22	346	324	1063	0.49
06-063	22	226*	204	669	0.53
includes	139	173	34	112	0.90
06-065	5	250*	245	804	0.42
06-066	37	541*	504	1653	0.27
06-067	50	354*	304	997	0.41
06-068	37	400*	363	1191	0.52
includes	64	80	16	52	0.84
includes	379	400	21	69	0.93
06-069	51	594*	543	1781	0.48
includes	70	333	263	863	0.60
060-071	0	364*	Results pending
06-072	35	488*	453	453	0.55
includes	99	216	117	384	0.65
includes	216	247	31	102	0.98

* End of Hole

Complete results, maps, cross-sections and all reports can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Robert van Egmond, P.Geo., Manager Exploration Peru and Joanne C. Freeze, P.Geo., President and CEO, are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles , which ensure that its exploration and development activities are beneficial to the local communities .

For further information please contact Kelly Gray at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com       www.candente.com .

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

For further information from Orex, please contact Investor Relations at: (604) 684-4691 info@orexgold.com

www.orexgold.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may difer materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may difer materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.